[Companhia Brasileira de Distribuicao
 Grupo Pao de Acucar LOGO]

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For additional information please contact:

Ricardo Florence dos Santos              David Carey / Rosemary Otero
Companhia Brasileira de Distribuicao     Edelman Financial
(55-11) 886-0421                               (212) 704-4449 / 4486
ricflore@paodeacucar.com.br              david_carey@edelman.com


            COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD) ANNOUNCES
                         DECEMBER 1998 NET SALES FIGURES

                 December 1998 Same Store Sales Increase 15%

Sao Paulo, Brazil, January 18, 1999 - Companhia Brasileira de Distribuicao (NYSE:CBD, BOVESPA:PCAR4) today announced preliminary, non-audited December 1998 net sales figures. The information discussed below represents net sales variations of all CBD stores and same store formats.

Total net sales for December 1998 increased 54.3% to R$ 590.6 million compared to December 1997. Accumulated year end total net sales reached R$ 4,429.2 million, a 42.2% increase compared to the same period of 1997.

Same store net sales in December grew 15.0% compared to December 1997. Accumulated year end same store sales increased 12.5% compared to the same period of the previous year.

Total store sales variations are presented below in constant currency compared to the sector performance figures for total stores published by ABRAS (Brazilian Food Retailers Association), indexed by the accumulated inflation index for the period, IGP-DI:

                        -------------------------
                                   All Stores
     1998 x 1997            CBD        ABRAS
----------------------- ------------ -----------

December                   52.5%        7.6%

4th Quarter                52.6%        9.1%

Accumulated Year End       37.2%        6.0%

------------------------------------------------

As a consequence of higher interest rates in the Brazilian economy, there continued to be a trend of reduction in CBD credit sales. Post-dated check sales decreased to 11.9% of total sales in the fourth quarter 1998 compared to 12.8% in the previous quarter. Installment sales also decreased to 5.5% of total sales compared to 5.8% in the third quarter 1998. CBD's sales mix was positively affected by the increase in cash sales to 53.8% of total sales in the fourth quarter 1998 compared to 51.8% in the previous quarter.

                                    - more -


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Companhia Brasileira de Distribuicao
Page 2


Net Sales by Division 1998/1997 - Variation (%)
(Preliminary, non-audited)

                 ------------------------------------------
                   Nominal Currency     Constant Currency
                   (Corporate Law)     (Indexed by IGP-DI)
                 --------------------- --------------------
                       December             December
-------------------------------------- --------------------
                    Total      Same      Total     Same
-------------------------------------- --------------------
Pao de Acucar        32.4%   21.6%      30.9%     20.1%
Extra               105.5%   12.5%      103.1%    11.2%
Eletro               34.7%    4.9%       33.1%     3.7%
Barateiro            - o -    0.4%       - o -   - 0.8%
-------------------------------------- --------------------
CBD                  54.3%   15.0%       52.5%    13.6%
-----------------------------------------------------------

                 ------------------------------------------
                   Nominal Currency     Constant Currency
                   (Corporate Law)     (Indexed by IGP-DI)
                 --------------------- --------------------
                    Fourth Quarter       Fourth Quarter
-------------------------------------- --------------------
                    Total      Same      Total     Same
-------------------------------------- --------------------
Pao de Acucar        37.6%   22.5%      35.3%     20.5%
Extra               100.8%   16.1%      97.6%     14.3%
Eletro               34.8%    3.5%      32.6%      1.8%
Barateiro            - o -    3.2%       - o -     1.5%
-------------------------------------- --------------------
CBD                  55.1%   17.4%       52.6%    15.5%
-----------------------------------------------------------

                 ------------------------------------------
                   Nominal Currency     Constant Currency
                   (Corporate Law)     (Indexed by IGP-DI)
                 --------------------- --------------------
                   Accum. Year End       Accum. Year End
-------------------------------------- --------------------
                    Total      Same      Total     Same
-------------------------------------- --------------------
Pao de Acucar        23.8%   14.1%      19.3%     10.0%
Extra                94.2%   20.1%      87.6%     16.2%
Eletro               14.7%   -          10.7%    - 6.6%
                              3.3%
Barateiro            - o -    3.2%       - o -     1.5%
-------------------------------------- --------------------
CBD                  42.2%   12.5%       37.2%     8.5%
-----------------------------------------------------------

Barateiro division same stores sales, as shown in the above table, include the performance of 2 Superbox stores added to the division. These results were obtained as a consequence of strong CBD store formats appeal, competitive prices and higher quality service, resulting in higher consumers loyalty.

Companhia Brasileira de Distribuicao operates a total of 322 stores in 11 Brazilian states through three formats. In addition to the Peralta, Pao de Acucar and Barateiro supermarket divisions, the Company operates Extra hypermarkets and Eletro home appliance stores.

                       http://www.grupopaodeacucar.com.br


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